UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51774

ProUroCare Medical Inc.

(Exact name of registrant as specified in its charter)

6440 Flying Cloud Drive, Suite 101, Eden Prairie, MN 55344, (952) 476-9093

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.00001 par value

Warrants to purchase Common Stock, issued pursuant to the Warrant Early Exercise Program

Units, consisting of a unsecured, subordinated promissory note and a Warrant

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 154 (as of January 1, 2014)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, ProUroCare Medical Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 14, 2014	By:	/s/ Alan Shuler
			Name:	Alan Shuler
			Title:	Chief Financial Officer